STEREO VISION ENTERTAINMENT, INC.
15452 Cabrito Road, Suite 204
Van Nuys, CA  91406
Telephone: (818) 909-7911

July 9, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: William H. Thompson, Branch Chief

Re:	Stereo Vision Entertainment, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2009
Filed May 17, 2010
File NO. 0-28533

Dear Authority,

In response to your letter to Stereo Vision Entertainment Inc. containing three comments dated June 11, 2010, we will have our response completed and filed by July 16, 2010.

Respectfully Submitted,

/S/ John Honour
John Honour
C.E.O., President, Director